April 12, 2019

Lisa Larkin

Megan Miller

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Leader Funds Trust (the “Trust”)

File Nos.: 333-230174

Dear Ms. Larkin and Ms. Miller:

On March 8, 2019, the Trust filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), related to the proposed reorganization (the “Reorganization”) of the Leader Short Duration Bond Fund, the Leader Total Return Fund, and the Leader Floating Rate Fund, each a series of Northern Lights Fund Trust (individually, each an “Acquired Fund” and together, the “Acquired Funds”), into corresponding newly created shell series in the Trust (individually, each an “Acquiring Fund” and together, the “Acquiring Funds”). You each recently provided oral comments relating to the filing on behalf of the staff of the Commission (the “Staff”). This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have included the comments in this letter and provided the Trust’s response below each such comment.

General Comments

1.	We note that the registration statement is incomplete. Please complete the registration statement to provide all missing information, eliminate all blanks and bracketed items, and include any applicable changes made to the Trust’s Form N-1A in response to comments received from the Staff.

Response: The Trust has completed the Registration Statement accordingly.

2.	The letter to shareholders included in the Registration Statement states that Leader Capital Corp. (the “Adviser”), the investment adviser to both the Acquired and Acquiring Funds, believes that transitioning the Acquired Funds onto a stand-alone platform comprised exclusively of funds advised by the Adviser may benefit the Funds and that the Adviser has indicated that it views such a transition as important to a strategic plan that it believes will result in more customized distribution support for the Acquiring Funds, with the potential for increased asset growth and decreased operating expenses over the long term. Consider supplementing these statements with additional information, context and/or facts to provide a basis for these beliefs.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. Lisa Larkin

Ms. Megan Miller

U.S. Securities and Exchange Commission

April 12, 2019

Response: After careful review, the Trust has determined that no revisions to the disclosure are warranted.

3.	In the section “Questions and Answers to Help You Understand and Vote on the Reorganizations,” the response to the question “How will the Reorganization affect the fees and expenses I pay as a shareholder of a Leader Fund?” states that the fees and expenses of each Acquiring Fund are expected to be the same as, or lower than, those of each Acquired Fund following the Reorganization. Consider supplementing this response with additional information, context and/or facts to explain the basis for this statement.

Response: After careful review, the Trust has determined that no revisions to the disclosure are warranted.

4.	The Registration Statement reports that the Acquired Funds’ portfolio turnover was 325.30% (Leader Short Duration Bond Fund), 535.81% (Leader Total Return Fund), and 128.78% (Leader Floating Rate Fund) for their most recent fiscal year ended May 31, 2018. Were these turnover rates the result of the normal implementation of the Funds’ investment strategies or were they higher than normal due to trades made in anticipation of the Reorganization?

Response: The Adviser believes the Acquired Funds’ portfolio turnover rates for the fiscal year ended May 31, 2018 were the result of the normal implementation of the Funds’ investment strategies by the Adviser in order to take advantage of the changing interest rate landscape and to fund shareholder redemptions. The Trust notes that the Acquired Funds and the Acquiring Funds disclose “Portfolio Turnover Risk” as a principal risk.

5.	We note that you intend to submit an exemptive application to operate the Trust under a manager of managers exemptive order. Please explain why this exemptive order is being pursued and how things may be different for shareholders if it is granted.

Response: The Trust no longer intends to file for manager of managers exemptive relief. This disclosure has been removed from the Registration Statement.

6.	The section “Comparison of Distribution and Purchase, Redemption and Exchange Procedures - Distribution” states that the services provided by the Distributor to the Acquiring Funds are expected to be “substantially similar” to the services provided by the Distributor to the Acquired Funds. Please revise the disclosure if the services are expected to be identical.

Response: The Trust has determined that no revisions to the disclosure are warranted.

Ms. Lisa Larkin

Ms. Megan Miller

U.S. Securities and Exchange Commission

April 12, 2019

7.	In determining to approve the Reorganization, if the NLFT Board considered why the Reorganization was being proposed now and not earlier in the life of the Acquired Funds, please revise the disclosure to include this under “Board Considerations Related to the Proposed Reorganizations”. If the NLFT Board did not take this into consideration, please state that in your response.

Response: The NLFT Board has represented that it did not take this into consideration.

8.	In the section “Board Considerations Related to the Proposed Reorganizations,” it is stated that the NLFT Board noted that each Acquired Fund is subject to certain NLFT Board-established investment limitations regarding the ability to sell securities short as a percentage of each Leader Fund’s assets, the types of securities that may be sold short and the percentage of each Leader Fund’s assets that may be invested in privately offered securities. It also states that the NLFT Board further noted that the Trust may adopt different investment policies or restrictions regarding selling securities short and investing in privately offered securities or may adopt no limits other than those that may be imposed by the 1940 Act and the rules thereunder. If different investment policies or restrictions are being adopted, consider whether the Acquiring Funds’ disclosures regarding principal investment strategies and risks should be revised with respect to short selling and investments in privately offered securities.

Response: The Trust has determined that no revisions to the disclosure are warranted.

9.	In the section “Voting Information - Vote Required” revise the disclosure to indicate that the voting requirement stated is a requirement of the 1940 Act.

Response: The Trust has updated the disclosure as requested.

10.	Please include the proxy voting card to be provided to shareholders in the Registration Statement.

Response: The proxy voting card will be filed as an exhibit to an amendment to the Registration Statement.

11.	Please explain supplementally why the assets of the Leader Short Duration Bond Fund and the Leader Total Return Fund have declined significantly over the past five years as reported in the Acquired Funds’ Financial Highlights included as Appendix C to the Proxy Statement/Prospectus.

Response: It is the Adviser’s belief that the assets of the Leader Short Duration Bond Fund and the Leader Total Return Fund have declined over the past five years due to competition for assets from exchange traded funds and added volatility in the fixed income markets.

Ms. Lisa Larkin

Ms. Megan Miller

U.S. Securities and Exchange Commission

April 12, 2019

Accounting Comments

12.	Include a statement in the Registration Statement indicating which funds are the accounting survivors of each Reorganization.

Response: The Registration Statement has been revised to state that the Acquired Funds are the accounting survivors of each Reorganization.

13.	Confirm that the fees presented in the Registration Statement are the current fees in accordance with Item 3 of Form N-14.

Response: The Trust confirms that the fees presented in the Registration Statement are the current fees in accordance with Item 3 of Form N-14.

14.	Explain if any management fees waived or expenses of the Acquired Funds absorbed by the Adviser that are subject to recoupment by the Adviser from the Acquired Funds will be carried forward to the Acquiring Funds.

Response: Any management fees waived or expenses of the Acquired Funds absorbed by the Adviser may be recouped by the Adviser in accordance with the expense limitation arrangements approved by the Board of Trustees of the Trust for the Acquiring Funds.

15.	Update the Financial Highlights of the Acquired Funds in Appendix C to the Proxy Statement/Prospectus to include the Financial Highlights from the Acquired Funds’ Semi-Annual Report as of November 30, 2018 in accordance with Rule 3-18 under Regulation S-X.

Response: The Trust has updated the disclosure as requested.

16.	Please complete the capitalization table by filing an amendment to the Registration Statement.

Response: The capitalization table has been completed.

* * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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